FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Telefónica – Agreement for the marketing of the exploitation of audiovisual content rights for pay per soccer	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA S.A., pursuant to article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

On the date hereof, DTS, Distribuidora de Television Digital, S.A.U. (“DTS”) and the Spanish Professional Soccer League (“LFP”) have reached an agreement for the marketing of the exploitation of audiovisual content rights for pay per soccer in the domestic market, for the 2015/2016 season.

See Press release attached in relation to this agreement.

Madrid, July 10, 2015.

OFFICIAL PRESS RELEASE

LaLiga and Telefónica reach an agreement for the marketing of the exploitation of audiovisual content rights for pay per soccer in the domestic market, for 2015/16 season.

The 600 million euros agreement signed today, Friday, July 10, grants the exclusive exploitation rights of Liga BBVA, Liga Adelante and all the pay per offer for Copa del Rey matches, to Telefónica.

Telefónica and LaLiga express their satisfaction with this agreement for the 2015/16 season, which is considered also beneficial for the rest of the operators, clubs and supporters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 10, 2015	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the
Board of Directors